

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 12, 2016

John M. McManus, Esq.
Executive Vice President, General Counsel and Secretary
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

> **Re: MGM Growth Properties LLC**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted December 23, 2015**
> **CIK No. 0001656936**

Dear Mr. McManus:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview of MGM, page 2

1.   Please revise to define how you calculated enterprise value and include a reconciliation of your calculation.

Our Formation and Organizational Structure, page 12

2.   We note your response to previous comment 10. We continue to evaluate your response and may have further comment.

Use of Proceeds, page 52

3.   We note your response to previous comment 13. We still believe that you should provide the requested disclosure. Please revise your disclosure to state the approximate amount of proceeds to be used for each purpose specified in this section and to provide the interest rate and maturity of such indebtedness.

Note 1 – Balance Sheet Pro Forma Adjustments, page 65

4.   We note your response to previous comment 17. Please further revise note (b) to include a table detailing the pro forma adjustments impacting the Long term debt line item.

5.   We note your response to previous comment 18. Please further revise note (c) to clarify that the deferred tax liability will be retained by MGM upon MGM's contribution of the properties to the Operating Partnership.

Schedule III – Real Estate and Accumulated Depreciation, page F-26

6.   We note your response to previous comment 30. On page F-18, you disclose that certain assets are used to secure MGM's senior credit facility. Further, in your response to previous comment 28, you state that some of the existing indebtedness is secured by MGM subsidiaries that own the real estate being contributed to the Operating Partnership. In light of these items, we continue to be unclear how you determined it was not necessary to disclose this information in your Schedule III. Please refer to Rule 12-28 of Regulation S-X.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director
Office of Real Estate and
Commodities

Cc: Rod Miller, Esq.
       Milbank, Tweed, Hadley & McCloy LLP